

02003218

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 49613

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FEB 27 2002

340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SHORELINE TRADING GROUP LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 SOUTH FIGUEROA STREET, SUITE 1475
(No. and Street)

LOS ANGELES	CA	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KRAIG A. KUPIEC — 213-614-1950
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN KASS & COMPANY, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 WILSHIRE BOULEVARD, SUITE 500	BEVERLY HILLS	CA	90210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

State of California
County of Los Angeles

OATH OR AFFIRMATION

I, KRAIG A. KUPIEC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHORELINE TRADING GROUP LLC, as of DECEMBER 31 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Notary Public

SUSAN M. HEINZ
Commission # 1312258
Notary Public - California
Los Angeles County
My Comm. Expires Aug 3, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHORELINE TRADING GROUP LLC

CONTENTS

1177 Avenue of the Americas
New York, New York 10036
212-490-7700/Fax 212-730-6892

9171 Wilshire Boulevard
Beverly Hills, California 90210
310-273-2770/Fax 310-273-6649

85 Livingston Avenue
Roseland, New Jersey 07068
973-994-6666/Fax 973-994-0337

www.rkco.com


Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of Shoreline Trading Group LLC

We have audited the accompanying statement of financial condition of Shoreline Trading Group LLC as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Shoreline Trading Group LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
January 25, 2002

SHORELINE TRADING GROUP LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS		
Cash	$	1,466,894
Due from clearing broker		4,300,956
Securities owned, at market		781,545
Note receivable		249,110
Accounts receivable		13,168
Investment in partnership		13,098
Property and equipment, net of accumulated depreciation of $32,154		37,204
Deposits		28,769
Other assets		6,881
	$	6,897,625
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Securities sold, not yet purchased, at market	$	3,007,828
Accounts payable, accrued expenses and other liabilities		672,271
Due to clearing broker		44,413
Total liabilities		3,724,512
Members' equity		3,173,113
	$	6,897,625

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Shoreline Trading Group LLC (the Company) is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company clears its securities transactions on a fully disclosed basis with two clearing brokers and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

The Company was formed in August 1996 and its Managing Members are Kurtis W. Kupiec and Kraig A. Kupiec. The term of the Company will continue until dissolved and terminated in accordance with the Company's operating agreement (the Agreement).

Valuation of Investments in Securities Owned and Securities Sold, Not Yet Purchased

The Company values investments in securities owned and securities sold, not yet purchased that are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Other securities traded in the over-the-counter markets are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis.

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for taxes has been made in the accompanying financial statements. The members are required to report their proportional share of gains, losses, credits or deductions on their respective tax returns.

Property and Equipment

Property and equipment, consisting of computers and office furniture, are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. Depreciation expense was $14,421 for the year ended December 31, 2001.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

1. Nature of operations and summary of significant accounting policies (continued)

Concentration of Credit Risk

The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in the accounts were in excess of federally insured limits.

2. Securities owned and securities sold, not yet purchased

Details of securities owned and securities sold, not yet purchased at December 31, 2001 are as follows:

	Securities Owned	Sold, Not Yet Purchased
Equity securities	$ 431,957	$ 3,007,828
Collateralized mortgage obligation bonds	349,588	-
	$ 781,545	$ 3,007,828

3. Related party transactions

The Company has an uncollateralized interest-bearing demand note receivable from a Class D member with an unstated interest rate. For the year ended December 31, 2001, interest of $9,110 was accrued on this note. The note is in default but management expects to ultimately collect the principal and accrued interest.

4. Commitment

The Company leases office space under a non-cancellable operating lease commencing January 1, 2002 and expiring in the year 2006. At December 31, 2001, the Company's future minimum rental commitment is as follows:

Year ending December 31,

Year	Amount
2002	$ 50,250
2003	50,250
2004	50,250
2005	50,250
2006	50,250
	$ 251,250

Rent expense was $56,189 for the year ended December 31, 2001.

5. Members' equity

The Company has four classes of members: A, B, C and D. Class A members are the Company's Managing Members. Class A and B members have voting rights and share in net profits and losses of the Company as indicated in the Agreement. Class C members do not have voting rights and are allocated net profits and losses in accordance with the Agreement. Class D members are the Company's trading members, do not have voting rights, and retain net trading profits and losses in their respective trading accounts after certain re-allocations, subject to high watermark calculations, to other Company members, in accordance with the Agreement. Under the Agreement, members may voluntarily withdraw capital and receive distributions, or the Managing Members may require the allocation of a distribution to a member based on various time, notification, and performance criteria.

For the year ended December 31, 2001, net income, trading profits and losses, and member contributions and distributions were as follows, per member class:

	Class A	Class B	Class C	Class D	Total
Beginning capital	$ 565,196	$ 523,370	$ 750,000	$ 8,302,707	$ 10,141,273
Net income allocated	629,599	419,733	146,045		1,195,377
Cash contributions				2,500,475	2,500,475
Cash distributions	(426,180)	(284,120)	(146,045)	(4,774,732)	(5,631,077)
Trading profits contributed				1,827,915	1,827,915
Trading losses distributed				(6,860,850)	(6,860,850)
Ending capital	$ 768,615	$ 658,983	$ 750,000	$ 995,515	$ 3,173,113

6. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of two percent of combined aggregate debits or a minimum of $250,000. At December 31, 2001, the Company had net capital of $2,256,247 which was $2,006,247 in excess of its required minimum net capital of $250,000.